

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-mail
Dr. Stanley Crooke
Chairman of the Board, President and Chief Executive Officer
Isis Pharmaceuticals, Inc.
1896 Rutherford Road
Carlsbad, CA 92008

Re: **Isis Pharmaceuticals, Inc.**
         Form 10-K for the Year Ended December 31, 2010
         Filed March 1, 2011
         Form 10-Q for the Quarterly Period Ended March 31, 2011
         Filed May 6, 2011
         Schedule 14A
         Filed April 28, 2011
         File No. 000-19125

Dear Dr. Crooke:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief